Filed by Comcast Corporation
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934

                                            Subject Company: AT&T Corp.
                                            Commission File No. 1-1105

                                            Date: March 4, 2002


         The following press release was issued by Comcast Corporation:


[COMCAST LOGO]                                             FOR IMMEDIATE RELEASE

Contact:
Kelley L. Claypool, Director, Investor Relations     (215) 981-7729


                     COMCAST CORPORATION TO PARTICIPATE IN
                    BEAR STEARNS ANNUAL MEDIA, ENTERTAINMENT
                           AND INFORMATION CONFERENCE

Philadelphia, PA - March 4, 2002 - Comcast Corporation today will participate in the Bear Stearns Annual Media, Entertainment and Information Conference to be held in Palm Beach, Florida.

During the conference, members of the Company's senior management will review the performance of Comcast's cable, commerce and content business segments during the year 2001 and reaffirm its growth prospects and financial expectations previously disclosed in the fourth quarter 2001 earnings release and conference call, which are posted on the Company's website. The Company will provide an update on its proposed financing plans related to the recently announced combination of AT&T Broadband with Comcast. In connection with this update, management will discuss the proposed legal and organizational structure for the combined company's balance sheet.

In Cable, Comcast will provide examples of its successful integration of cable systems acquired over the past twelve months. As a result of the 95% completion of the cable rebuild in 2001, Comcast expects a significant reduction in cable capital spending in 2002 to drive free cash flow in 2002.


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Leveraging its upgraded network, the Company will also review the growth prospects of its new services, including Comcast Digital Cable and Comcast High-Speed Internet service. Comcast believes these new digital and broadband services represent the platform for future new services and growth such as video-on-demand and high-definition television.

Live audio and presentation slides will be available today at 3:45 pm (EST) on
the Company's website at www.cmcsk.com   [http://www.cmcsk.com]. An on demand
replay of the presentation will be available within 24 hours.

This press release contains forward-looking statements. Readers are cautioned that such forward-looking statements involve risks and uncertainties that could significantly affect actual results from those expressed in any such forward-looking statements. Readers are directed to Comcast's Reports filed under the Securities Exchange Act of 1934, including the most recently filed report, Quarterly Report on Form 10-Q, for a description of such risks and uncertainties.

Comcast Corporation (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of electronic commerce and programming content. Comcast Cable is the third largest cable company in the United States serving more than 8.4 million cable subscribers. Comcast's commerce and content businesses include majority ownership of QVC, Comcast-Spectacor, Comcast SportsNet, The Golf Channel and Outdoor Life Network, a controlling interest in E! Networks, and other programming investments. Comcast's Class A Special and Class A Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSK and CMCSA, respectively.

   Note: The following notice is included to meet certain legal requirements:

                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Comcast Corporation ("Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction with AT&T Corp. ("AT&T") relating to AT&T's broadband business, delays in obtaining, or adverse conditions contained in, any regulatory approvals required for the proposed transaction, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to Comcast's most recent reports filed with the SEC. Comcast is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                             ADDITIONAL INFORMATION

     In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     Comcast and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.